EXHIBIT 12.1

RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below and the nine months ended September 30, 2014 and 2013 are as follows:
	Nine Months Ended September 30,		Year Ended December 31,(1)
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$17,644	$21,721	$26,924	$27,989	$16,983	$13,397	$11,210
Plus interest expense	9,980	10,193	13,503	14,322	16,501	20,875	27,894

Earnings including interest on deposits	27,624	31,914	40,427	42,311	33,484	34,272	39,104
Less interest on deposits	3,984	4,320	5,672	6,206	8,346	10,711	14,792

Earnings excluding interest on deposits	$23,640	$27,594	$34,755	$36,105	$25,138	$23,561	$24,312

Fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits and capitalized interest	$9,980	$10,193	$13,503	$14,322	$16,501	$22,677	$29,614
Preferred stock dividend requirement (pre-tax):	$157	$474	$569	$740	$2,038	$2,163	$2,157
Less interest on deposits	3,984	4,320	5,672	6,206	8,346	10,711	14,792
Excluding interest on deposits	$6,153	$6,347	$8,400	$8,856	$10,193	$14,129	$16,979

Ratio of earnings to fixed charges:
Including interest on deposits	2.77	3.13	2.99	2.95	2.03	1.51	1.32
Excluding interest on deposits	3.94	4.70	4.44	4.45	3.08	1.97	1.64

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits	2.73	2.99	2.87	2.81	1.81	1.38	1.23
Excluding interest on deposits	3.84	4.35	4.14	4.08	2.47	1.67	1.43

(1)	No shares of preferred stock were outstanding until December 19, 2008, when Horizon issued to the Treasury 25,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”). The issuance was made pursuant to the Treasury’s Capital Purchase Program under the Troubled Asset Relief Program. On November 10, 2010, Horizon redeemed 6,250 shares of Series A Preferred Stock. On August 25, 2011, Horizon redeemed the remaining 18,750 shares of Series A Preferred Stock and also issued to the Treasury 12,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B.